

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2018

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics Ltd.
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2, Ireland

> **Re: Iterum Therapeutics Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 9, 2018**
> **CIK No. 0001659323**

Dear Mr. Fishman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on March 9, 2018

Prospectus Summary
Overview, page 1

1.   We note your response to comment 1, which we reissue in part. Please explain the meaning of "gram-negative" spectrum thiopenem and its significance in this context.

Our Solution: Sulopenem Program, page 2

2.   We note your response to comment 2, which we reissue in part. We continue to

believe your statement that adverse event data from clinical trials conducted by Pfizer "documented a safety profile of sulopenem similar to that of marketed carbapenems" and your reference to "potency against resistent pathogens" present conclusions about safety and efficacy that are inappropriate for you to make. Please revise your disclosure here and similar statements elsewhere in your prospectus, e.g., on pages 85, 92 and 102, to remove such statements. We will not object if you discuss a comparisons of adverse event data and treatment results which include a description of primary endpoints and the statistical significance of these results.

Business
Oral Sulopenem and Sulopenem Clinical Development Program, page 95

3.   We note your response to comment 9. Please expand your disclosure to briefly explain "susceptibility breakpoint" and its relation to minimum inhibitory concentration.

Phase 2 clinical trials conducted by Pfizer in Japan, 1991-1993, page 100

4.   We note your response to comment 13, including your point that "success" or "failure" was the investigator's assessment. We continue to object to the characterization as it is an indication of efficacy which is within the FDA's sole authority to determine after the conclusion of all clinical trials. We will not object to disclosure relating to trials indicating the number of instances in which primary end points were met or were not met. Please replace the "success" and "failure" captions with the measurements used to make these determinations.

     You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Charles S. Kim, Esq.